

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2014

Via E-mail
Ryan K. Owens
Senior Vice President, Chief Legal Officer and Secretary
DS Services of America, Inc.
5660 New Northside Drive
Atlanta, GA 30328

> Re: **DS Services Holdings, Inc. / DS Services of America, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 1, 2014**
> **File No. 333-194935**

Dear Mr. Owens:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question

and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

3. Please provide support for your factual assertions throughout the prospectus, citing to the source(s) of such information and providing copies supplementally. To expedite our review, please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate part of the prospectus. For example purposes only, we note the following statements:

- "We are one of the two leading providers in the $1.5 billion U.S. HOD bottled water industry, with an approximately 31% market share based on net revenues for fiscal year 2013," page 2

- "For example, historically, less than 1% of our annual HOD bottled water customer terminations have been related to filtration," page 5

- "For the year ended December 31, 2012, the U.S. bottled water industry reached close to $12.0 billion in total revenue and approximately 9.7 billion gallons in total volume…," page 6

- "Retail bottled water sold at retail store locations, which includes the sale of sparkling bottled water, represented approximately 7.7 billion gallons and $10.1 billion in revenue of the overall bottled water market in 2012…," page 6

- "[P]er capita annual consumption of bottled water in the United States has increased from less than 2.0 gallons in 1976 to an all-time high of 30.8 gallons in 2012," page 6

Prospectus Cover Page

4. Please confirm that the information provided on the front cover page of the prospectus will fit upon and be limited to a single printed page.

Market and Industry Data, page iii

5. We note the sentence in the first paragraph that "[i]ndustry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. We have not independently verified any of the data from third-party sources…" Please remove such statement, as it implies that you are not responsible for the accuracy of the information you elect to include in your prospectus. In addition, please add a sentence confirming that the company is responsible for all of the disclosure in the prospectus.

Prospectus Summary, page 1

6. We note your statement on page 5 that you estimate that the associated revenue generated from a single-cup customer is approximately double that of a traditional batch brewing customer. Please explain what you mean by this statement so an investor who is not familiar with the food and beverage industry can understand what you mean. In particular, please define "traditional batch brewing customer."

7. We note your disclosure on page 5 that you currently have little overlap between OCS and HOD commercial bottled water customers, with only approximately 5% of your approximately 575,000 commercial bottled water customer delivery locations using your office coffee services. We also note the next sentence which states, as most of your commercial customers purchase both services, you believe significant growth potential exists to cross-sell your OCS products to your existing HOD bottled water customer base. Given your disclosure on page 1 that 57% of your HOD customer base is commercial, please reconcile the sentences regarding how many COD customers also use your office coffee services.

Our Competitive Strengths, page 9

Market Leader in the Direct-to-Consumer Beverage Services Industry, page 9

8. We note your statement on page 9 and elsewhere that you believe you are the market leader in the direct-to-consumer beverage services industry.   Please clarify your disclosure in this section given your risk factor on page 28 which states that your competitors may have greater financial and other resources, or less debt than you.

Diversified Customer Base with Long-Standing Relationships, page 10

9. We note your statement that for the fiscal year ended December 27, 2013, no single customer accounted for more than 2.3% of total revenue. Please clarify your disclosure in this section given your risk factor on page 36 which states that approximately 13.4% of your net revenue comes from the sale of your water brands to large retailers such as Walmart, Safeway and Kroger and if one or more of your significant retailers were to materially reduce or terminate its business with us, your sales would suffer.

Summary of Terms of the Exchange Notes, page 20

Guarantors, page 20

10. We note your disclosure that the notes are fully and unconditionally guaranteed by Holdings and the Issuer's wholly-owned material domestic restricted subsidiaries that guarantee the Term Loan Facility. Please briefly describe the qualifications to the guarantees, including the circumstances in which they could be released.

Security, page 20

11. To give investors more information about the value of the collateral securing the notes, please disclose the book value of all the assets that secure the exchange notes as of the date of your latest financial statements. Please update these figures in your subsequent periodic reports for as long as the registered notes are secured.

Summary Historical Consolidated Financial and Other Data, page 24

12. We note your presentation of the results of operations on a combined basis, consisting of the historical results of the Successor and of the Predecessor in 2013. It appears to us such presentation is not appropriate since it is not in conformity with GAAP. However, such supplemental "combined 2013" financial information can be presented on a pro forma basis in a format consistent with Article 11 of Regulation S-X. This should include disclosures relating to (a) the basis of the presentation and (b) appropriate pro forma adjustments. In addition, disclosures should be provided to explain how the pro forma presentation was derived, why management believes the presentation to be useful, and any potential risks associated with using such a presentation. Please revise or advise.

13. Considering the comment above, please revise the discussions in MD&A and throughout the filing to disclose that the supplemental financial information presented under "combined 2013" and "for the fiscal year ended December 27, 2013" are presented on a pro forma basis.

(1) Reconciliation of Net Income to EBITDA and Adjusted EBITDA, page 26

14. We note your adjustments d and g in your computation of non-GAAP financial measure Adjusted EBITDA. It appears to us such adjustments d and g, which represent estimates of the pro forma impact of the transactions, are not appropriate in the computation of non-GAAP financial measures. Please remove or demonstrate to us how such adjustments are appropriate.

Risk Factors, page 28

Our business is dependent upon our ability to maintain access to our water sources, page 32

15. We note the disclosure within this risk factor that a disruption in the water flow at any one of your water sources could cause an increase in the cost of your products. Please revise to clarify generally, if possible, the nature of your water rights and what conditions might result in the curtailment or elimination of your municipal water sources.

We will require a significant amount of cash to service our indebtedness . . ., page 41

16. Please quantify your debt service obligations and the funds that are available to satisfy your debt payments.

Despite our current indebtedness levels, we and our subsidiaries may still be able to incur significantly more debt, page 42

17. Disclose the maximum amount of additional debt you can incur under your debt instruments.

Unaudited Pro Forma Condensed Consolidated Financial Data, page 57

Pro Forma Adjustment (c), page 60

18. We note your adjustment (c) to eliminate historical transaction costs as such would have not been incurred if the Transactions occurred on December 31, 2011. Please clarify and explain how it is appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

Key Performance Indicators, page 66

19. We note your disclosure on page 26 that Adjusted EBITDA is a financial metric which you use to compare your performance to that of prior periods for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning. Tell us whether you consider this measure to be your key performance indicator. If so, please revise your MD&A to discuss this metric and any other key performance indicators which you have identified. See Section I.B of Commission Interpretive Release No. 33-8350.

20. Please revise this section to describe and discuss the all of the key performance indicators, including non-financial performance indicators, which management uses to assess your business. For example, we note your use of several metrics throughout the prospectus, including:

- customer retention rate, page 3
- average customer tenure, page 4
- customer termination rate, page 5
- HOD net revenue per customer, page 64
- average price per bottle, page 64

For guidance, please refer to Section III.B.1 of SEC Release No. Release No. 33-8350. Alternatively, please explain why such measures are not considered key performance indicators.

Fiscal Year Ended Combined December 27, 2013 Compared with Fiscal Year Ended December 28, 2012, page 68

21. Please revise to include a separate robust discussion of the results of operations for successor 2013 and predecessor 2013 periods. Your current discussion appears to put more emphasis and detail into the comparison of combined 2013 to Predecessor 2012. Considering such combined 2013 information is supplemental and should be presented on a pro forma basis, please note that your comparison of combined 2013 results to Predecessor 2012 should supplement and not be more prominent than your separate discussion of the results of operations for successor 2013 and predecessor 2013 periods .

Small Pack (PET/HDPE), page 69

22. We note your disclosure that you made the strategic decision to exit certain unprofitable sales to large national chains which reduced your 2013 revenues. Please provide further explanation regarding the decision to exit this business and whether your operations may continue to suffer sales pressure in this area from customers who are not large national chains. Note that your MD&A should provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties.

Liquidity and Capital Resources, page 76

23. We note your disclosure on page 26 that Adjusted EBITDA includes further adjustments to exclude certain non-cash and certain other adjustments as well as other adjustments required or permitted in calculating covenant compliance under the agreements governing the Term Loan Facility, the ABL Facility and the notes. It appears that credit agreement and the covenants are material to your operations. To enhance an investor's understanding of the company's financial condition and/or liquidity please revise to disclose (a) the non-GAAP financial measure as calculated by the debt covenant (b) the material terms of the credit agreement including the covenant (c) the amount or limit required for compliance with the covenant and (d) the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company's financial condition and liquidity or explain to us why it is not required. Refer to Question 102.09 of the CD&I's on non-GAAP Financial Measures for further guidance.

Critical Accounting Policies, page 80

Goodwill and Other Intangible Assets, page 82

24. We note your disclosure that goodwill impairment testing is performed on December 1st of each fiscal year. Please clarify your statement here that as of December 27, 2013, the fair value of each of your reporting units was recently revaluated as of the date of the closing of the Transactions, and therefore have a carrying value that is closer to the current fair value. Tell us when the impairment testing of goodwill and indefinite

lived intangible assets were performed for the Successor period ended December 27, 2013.

Business, page 87

HOD Bottled Water Services, page 93

25. We note your disclosure within this section that customers can pay separately for water dispenser rentals and water services or opt for an integrated "Budget Plan." Please disclose the percentage of customers who currently opt for the Budget Plan. Alternatively, please explain why such bundling does not have a material impact on your financial results.

Customers, page 99

26. We note your discussion that national accounts represent 16% of your HOD bottled water revenue and that you generally seek longer term contracts with your national account customers. Please describe the nature of your contractual relationships, if any, with your non-national account customers.

Competition, page 101

Retail Services, page 101

27. Please add a discussion of your competitive position within the industry served by your Retail Services segment. See Item 101(c)(1)(x) of Regulation S-K.

Management, page 105

28. Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director as required by Item 401(e) of Regulation S-K for Messrs. Harrington, Marcus, Schickli, Turner and Ms. Chung.

Security Ownership of Certain Beneficial Owners and Management, page 116

29. We note that for certain directors you have left blanks where their share ownership should be reported. Please fill in this information with your next amendment or advise.

Certain U.S. Federal Income Tax Considerations, page 212

30. We note your disclosure on page 212 that this section is a summary of certain U.S. federal income tax consequences to U.S. Holders and non-U.S. Holders pursuant to the exchange offer and the ownership and disposition of exchange notes pursuant to the exchange offer, but does not purport to be a complete analysis of all the potential tax

considerations. Please revise this section and the heading to reflect that you have disclosed all material federal income tax consequences. Please also revise to state the name of counsel and that the disclosure in the tax consequences section of the prospectus is the opinion of counsel. See Section III.B.2 and III.C.1 of Staff Legal Bulletin 19.

Consolidated Financial Statements

General

31. Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Property, Plant and Equipment, page F-11

32. To enhance an investor's understanding, please revise to clarify here whether you allocate depreciation and amortization to cost of revenue.

19. Business Segment and Geographical Information, page F-53

33. Considering you derive revenue by selling several products and services, explain to us how you determined that you have two reportable segments, the basis for aggregation and provide the disclosures required by FASB ASC 280-10-50-21.

34. We note that you present net revenue by segment and segment gross profit (excluding depreciation expense). It appears to us the line labeled as "Total reportable segment cost of revenue (excluding depreciation expense)" should be revised to "Total reportable segment *profit* (excluding depreciation expense.)" Please revise or advise.

Exhibits

35. We note the reference to several agreements throughout the prospectus which may be relevant to investors. Please file these agreements pursuant to Item 601(b)(10) of Regulation S-K or provide us with an explanation regarding why the agreements would not be material. For example, we note the disclosure related to the following agreements:

- Strategic alliance agreement with Primo Water Corporation, page 4;
- Acquisition agreement with Standard Companies, Inc., page 4;
- Outsourcing agreements with Staples and Office Depot, page 5;
- Strategic relationship with Costco, page 11;
- Stockholders Agreement, page 118.

36. We note that Exhibit 10.5, 10.6 and 10.7 appear to be missing the Forms of Petition Certificate attached as Exhibit II. Also we note that Exhibits 10.17, 10.18 and 10.19 appear to be missing attached schedules or exhibits. Please refile these exhibits in their entirety or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes at (202) 551-3774 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Monica K. Thurmond, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP